August 23, 2024

VIA EDGAR

Mr. Doug Jones

Ms. Lyn Shenk

Ms. Rebekah Reed

Ms. Lilyanna Peyser

Division of Corporate Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549

Re:	Autozi Internet Technology (Global) Ltd. (CIK No. 0001959726)

Registration Statement on Form F-1 (File No. 333-281215)

Registration Statement on Form 8-A (File No. 001- 42255)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Kingswood Capital Partners, LLC, as the underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:00 p.m., Eastern Time, on Tuesday, August 27, 2024, or as soon thereafter as practicable.

We also request that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, covering the class A ordinary shares of Autozi Internet Technology (Global) Ltd., be declared effective concurrently with the F-1 Registration Statement.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated August 2, 2024, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Kingswood Capital Partners, LLC

By:	/s/ Tony Tian
Name:	Tony Tian
Title:	Managing Director